UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K


(Mark One)

  [   ]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934  [FEE REQUIRED]

                    For the fiscal year ended December 31, 1997

                                      OR

  [ X ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


             For the transition period from __________ to __________

                   Commission file number ____________________



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      The Terex Corporation and Affiliates' 401(k) Retirement Savings Plan
                            for Represented Employees


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Terex Corporation
                          500 Post Road East, Suite 320
                           Westport, Connecticut 06880

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN
FOR REPRESENTED EMPLOYEES


Financial Statements
December 31, 1997

TEREX CORPORATION AND AFFILIATES' 401(k)
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

INDEX
-------------------------------------------------------------------------------

                                                                           Page
REPORT OF INDEPENDENT ACCOUNTANTS............................................1

FINANCIAL STATEMENTS:

    Statements of Net Assets Available for Benefits..........................2

    Statement of Changes in Net Assets Available for Benefits................3

    Notes to Financial Statements........................................4 - 8

SUPPLEMENTAL SCHEDULES:

    Item 27(a) - Assets Held for Investment Purposes.........................9

    Item 27(d) - Reportable Transactions....................................10

                       Report of Independent Accountants



To the Participants and Administrative Committee of the Terex Corporation and Affiliates'
401(k) Retirement Savings Plan for Represented Employees


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan for Represented Employees (the "Plan") at December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Price Waterhouse LLP


Stamford, Connecticut
June 24, 1998

TEREX CORPORATION AND AFFILIATES' 401(k)
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31
-------------------------------------------------------------------------------

                                                                    1997            1996
                                                               --------------- --------------
ASSETS:
Investments:
    Mutual funds, at fair value..............................  $  1,051,144    $    969,480
    Corporate common stock, at fair value....................        96,714          26,225
    Guaranteed Investment Contracts, at contract value.......        10,299             ---
    Loans to participants....................................        60,375          37,916
                                                               --------------- --------------

         Total investments...................................     1,218,532       1,033,621
                                                               --------------- --------------

Receivables:
    Employee contributions...................................        14,892          12,480
    Employer contributions...................................         8,097             782
    Interest on participants loans...........................           490             486
                                                               --------------- --------------

         Total receivables...................................        23,479          13,748
                                                               --------------- --------------

NET ASSETS AVAILABLE FOR BENEFITS............................  $  1,242,011    $  1,047,369
                                                               =============== ==============

                 See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES' 401(k)
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------------


ADDITIONS:
    Investment income..........................................  $    36,553
    Employee contributions.....................................      242,920
    Employer contributions.....................................       39,746
    Transfer into plan.........................................       88,617
                                                                 --------------

         Total additions.......................................      407,836
                                                                 --------------

DEDUCTIONS:
    Withdrawals................................................      355,581
    Administrative fees........................................        2,845
                                                                 --------------

         Total deductions......................................      358,426
                                                                 --------------

NET APPRECIATION IN AGGREGATE FAIR VALUE OF INVESTMENTS........      145,232


         NET INCREASE..........................................      194,642

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of period........................................    1,047,369
                                                                 --------------

    End of period..............................................  $ 1,242,011
                                                                 ==============

                 See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES' 401(k)
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         General - The Terex Corporation and Affiliates' 401(k) Retirement Savings Plan for Represented Employees (the "Plan") was established on January 1, 1987. The Plan is a defined contribution plan that covers certain eligible employees of Terex Corporation and its subsidiaries ("Terex" or the "Company") meeting minimum eligibility requirements. Certain officers of Terex serve as trustees of the Plan (the "Trustees"). The investments of the Plan are held by Massachusetts Mutual Life Insurance Company ("Mass Mutual") and the Principal Financial Group ("Principal").

         Participants of the Plan are the hourly-rate employees of the Company's Unit Rig division ("Unit Rig"), the Terex Parts Distribution Center ("Southaven") and the Bowerston Division of Simon Access ("Bowerston"), which was acquired by the Company on April 7, 1997. Bowerston maintained a defined contribution retirement plan with Principal. On June 25, 1997, most of the assets of the plan were transferred to Mass Mutual. Subsequent to the acquisition the Bowerston facility was closed. Investments of the former Bowerston employees remain in the Plan, however there are no additional contributions being made. Certain investments in Guaranteed Investment Contracts ("GICs") maturing through December 31, 2002 continue to be held by Principal. Terms for each subsidiary location are negotiated under separate collective bargaining agreements and differ with respect to participant contributions, employer contributions and loans to participants. The general provisions for each location are discussed below.

         The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         An Administrative Committee, consisting of at least three members appointed by the Company's Board of Directors, administers the benefit structure of the Plan. The Company is considered the Plan Administrator for purposes of ERISA.

         Participant Eligibility- Employees at Unit Rig are eligible to participate in the Plan after they complete six months of service and employees at Southaven are eligible to participate after three months of service.

         Participant Contributions - Participants at Unit Rig may contribute up to 20% of their compensation, participants at Southaven may contribute up to 16% of their compensation. Contributions may be in any combination of pre or post-tax earnings. The maximum pre-tax contribution permitted under Internal Revenue Service regulations in 1997 was $9,500. Participants are able to direct current contributions and redistribute accumulated contributions and earnings between investment funds.

         Employer Contributions - The plan in effect at Southaven provides that Terex will match 50% of the first 6% of the employees salary that is contributed to the plan. The terms of each subsidiary's collective bargaining agreement provide that the Company may make, in its sole discretion, supplementary contributions. All Company contributions are made in Terex Common Stock.

         Vesting - All participants are immediately fully vested in their voluntary contributions plus any actual earnings thereon. The vesting period for supplemental contributions is determined by the Company at the time of contribution. Participants at Southaven vest in the employer matching contributions after one year of eligible service. Participants employed at Bowerston on April 7, 1997 are fully vested in employer contributions. Bowerston participants hired after April 7, 1997 vest in employer contributions after one year of eligible service.

         Forfeitures - Nonvested employer contributions of terminated employees become forfeitures and are held in a separate account and shall be used to reduce future employer contributions. However, employees that return to service within five years from their separation date will be entitled to continue vesting on the employer contributions which were previously forfeited.

TEREX CORPORATION AND AFFILIATES' 401(k)
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN (continued)

         Allocation of Earnings - Each participant's account is credited with contributions and an allocation of earnings from the respective investment funds. A participant's contributions are used to purchase shares in the various investment funds. The value of and the earnings credited to a participant's account are based on the proportionate number of shares owned by the participant and the fair value of the investment on the valuation date.

         Payment of Benefits - Upon retirement, disability, or death, the entire balance of the participant's account becomes payable to the participant or designated beneficiary. Upon any other termination of employment, the participant receives the vested portion of his/her account; however, if the vested portion of the participant's account is greater than $5,000 he/she can elect to keep the investments in the Plan. Withdrawals are also permitted for financial hardship, as defined by the Plan, or upon attainment of age 59-1/2. All benefits are paid in a lump sum.

         Participant Loans - Participants may obtain loans in an amount equal to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to the discretion of the Plan Administrator and certain other restrictions. Terms of all loans are established by the Plan Administrator.

         The above brief description of the Plan is intended to give a general summary of the principal provisions of the Plan. Further information about the Plan is contained in the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan for Represented Employees Summary Plan Description. This booklet is available from the Company.


2.       SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis. The Form 5500 reports filed with the Department of Labor have been prepared on a cash basis and record Company and employee contributions when received.

         Investments - Plan investments are stated at fair value based on published market prices or other independent sources. Loans to participants are valued at cost which approximates fair value. Net appreciation (depreciation) in aggregate fair value of investments is comprised of all realized and unrealized gains and losses during the year.

         Expenses - Fees and expenses related to administering the Plan are generally paid by Terex.

         Withdrawals - Withdrawals are recognized at the time of distribution to the participant.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TEREX CORPORATION AND AFFILIATES' 401(k)
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

3.       INVESTMENTS

         The investments of the Plan are held and managed by Mass Mutual and Principal. A schedule of investments held at December 31, 1997 and 1996 follows:

                                                            1997                          1996
                                               ----------------------------- -----------------------------
                                                   Market          Cost          Market          Cost
                                               -------------- -------------- -------------- --------------
Mass Mutual Group
  Annuity Contract Fixed Fund*...............  $    496,138   $    496,138   $     566,208  $    566,208
Mass Mutual Value Equity Fund*...............       144,020         99,641          97,133        78,792
Mass Mutual Destiny Aggressive Fund..........        50,612         38,551          65,095        55,384
Mass Mutual Destiny Conservative Fund........        27,958         24,045          19,569        17,680
Mass Mutual Destiny All Equity Fund*.........       102,073         74,601          73,936        60,383
Mass Mutual Destiny Moderate Fund*...........        69,131         55,675          45,812        39,751
Mass Mutual Core Bond Fund...................        22,775         20,488          14,675        13,610
Mass Mutual International Equity Fund........        38,468         32,966          23,174        19,779
Mass Mutual Growth Fund......................        40,099         31,873          36,197        30,580
Mass Mutual Small Cap Value Equity Fund......        59,870         45,428          27,681        22,452
Terex Corporation Common Stock*..............        96,714         51,587          26,225        16,863
Principal Guaranteed Investment Contracts            10,299         10,299              --            --
Loans to Participants........................        60,375         60,375          37,916        37,916
                                               -------------  -------------- -------------- --------------

    TOTAL....................................  $  1,218,532   $  1,041,667   $   1,033,621  $    959,398
                                               ============== ============== ============== ==============


* Investment represents 5% or more of net assets available for benefits at December 31, 1997.

TEREX CORPORATION AND AFFILIATES' 401(k)
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

3.   INVESTMENTS (Continued)

Participants and employer contributions are allocated to investment programs in accordance with the participant's election. The following is a summary of changes in investmetns by investment program for the year ended December 31, 1997:

                                       Mass Mutual
                                       Group                     Mass Mutual  Mass Mutual                 Mass Mutual
                                       Annuity     Mass Mutual    Destiny       Destiny     Mass Mutual    Destiny
                                       Contract    Value         Aggressive  Conservative   Destiny All   Moderate    Mutual Core
                                       Fixed Fund  Equity Fund     Fund          Fund       Equity Fund     Fund       Bond Fund

Investments at January 1, 1997.......$  566,208   $  97,133    $  65,095     $  19,569     $  73,936     $  45,812    $  14,675

Additions:
  Investment income and gain/loss....    35,683      30,489       13,087         2,858        19,002         8,346        1,719
  Contributions, loan repayments &
    transfers........................   194,027      33,410       15,986        12,333        27,934        20,378       12,291

Deductions - Benefits, loans issued,
  expenses & transfers...............  (299,780)    (17,012)     (43,556)       (6,802)      (18,799)       (5,405)      (5,910)


Investments at December 31, 1997.....$  496,138   $ 144,020    $  50,612     $  27,958     $ 102,073     $  69,131    $  22,775



                                                      Mass      Mass Mutual    Terex        Principal
                                      Mass Mutual     Mutual    Small Cap    Corporation   Guaranteed
                                      International   Growth   Value Equity    Common      Investment     Loans to
                                      Equity Fund     Fund        Fund         Stock        Contracts   Participants    Total

Investments at January 1, 1997.......$   23,174    $  36,197   $  27,681     $  26,225     $    ---    $  37,916    $ 1,033,621

Additions:
  Investment income and gain/loss....     3,817        7,032      11,678        47,529           545        ---         181,785
  Contributions, loan repayments &
    transfers........................    18,599       17,357      30,160        32,887        36,589      59,266        511,217

Deductions - Benefits, loans issued,
  expenses & transfers...............    (7,122)     (20,487)    (9,649)       (9,927)      (26,835)     (36,807)      (508,091)


Investments at December 31, 1997.....$   38,468    $  40,099   $  59,870     $  96,714     $ 10,299    $  60,375    $ 1,218,532

TEREX CORPORATION AND AFFILIATES' 401(k)
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

4.       INCOME TAX STATUS

         The  Internal  Revenue  Service  (the  "IRS")  has  notified  the  Plan
         Administrator by a letter dated July 31, 1996 that the Plan qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the "IRC") and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax exempt status. It is the opinion of the Plan Administrator that the Plan continues to be qualified and exempt from tax under Sections 401(a) and 401(k) of the IRC.

5.       TERMINATION OF THE PLAN

         The Company believes that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event that such discontinuance results in the complete or partial termination of the Plan, the balance in each participant's account will be distributed by the Trustees.

6.       SUBSEQUENT EVENT

         Effective January 1, 1998 the assets of the hourly-rate employees at PPM Cranes, Inc. were transferred into the Plan under the terms of a negotiated collective bargaining agreement. During 1997 these participants were included in the Terex Corporation and Affiliates' 401(k) Retirement and Savings Plan, which covers certain salaried and non-union hourly employees.

TEREX CORPORATION AND AFFILIATES' 401(k)                        EIN #38-2863240
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES                     PLAN #006

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27(a)
AS OF DECEMBER 31, 1997
-------------------------------------------------------------------------------

                                                                           Fair Value/
                                                               Number of    Contract
                         Description                             Units        Value           Cost
------------------------------------------------------------- ----------  -------------  --------------

MUTUAL FUNDS:
   Mass Mutual Group Annuity Contract Fixed Fund.............   41,239    $   496,138    $  496,138
   Mass Mutual Value Equity Fund.............................       32        144,020        99,641
   Mass Mutual Destiny Aggressive Fund.......................      310         50,612        38,551
   Mass Mutual Destiny Conservative Fund.....................      189         27,958        24,045
   Mass Mutual Destiny All Equity Fund.......................      562        102,073        74,601
   Mass Mutual Destiny Moderate Fund.........................      441         69,131        55,675
   Mass Mutual Core Bond Fund................................       25         22,775        20,488
   Mass Mutual International Equity Fund.....................      171         38,468        32,966
   Mass Mutual Growth Fund...................................      201         40,099        31,873
   Mass Mutual Small Cap Value Equity Fund...................       88         59,870        45,428
                                                                          -------------  -------------
     Total Mutual Funds......................................               1,051,144       919,406

COMMON STOCK:
   Terex Corporation Common Stock............................    2,428         96,714        51,587

INVESTMENT CONTRACTS:
   Principal Financial Group Guaranteed Investment Contracts.
                                                                               10,299        10,299

LOANS TO PARTICIPANTS, AT INTEREST RATES RANGING FROM 10.25%
   TO 10.75%, MATURING THROUGH NOVEMBER 1, 2002..............
                                                                               60,375        60,375
                                                                          -------------  --------------

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES....................             $ 1,218,532    $1,041,667
                                                                          =============  ==============

TEREX CORPORATION AND AFFILIATES' 401(k)
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

SCHEDULE OF REPORTABLE TRANSACTIONS - ITEM 27(d)
YEAR ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------------

The following series of transactions were in excess of 5% of the fair value of Plan assets at the beginning of the Plan year:


                                                     Number and
                                                       Type of     Realized
       Description            Purchases    Sales    Transactions  Gain/(Loss)
---------------------------- ----------- ---------  ------------ -------------

Mass Mutual Group Annuity
  Contract Fixed Fund.......  $205,766    $297,162       *         $  ---



* Massachusetts Mutual Life Insurance Company, the Plan record keeper, cannot provide this information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                   The Terex Corporation and Affiliates'
                                   401(k) Retirement Savings Plan
                                   for Represented Employees


                                   __________________________________________
Date:  June 25, 1998               By:  /s/ Joseph F. Apuzzo
                                        Joseph F. Apuzzo
                                        Vice President Finance and Controller
                                        Terex Corporation